SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ N° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly Listed Company	CONSTRUTORA TENDA S.A. CNPJ N° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly Listed Company

MATERIAL INFORMATION RELEASE

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or “Company”), in accordance with CVM Instruction No. 358/02, informs its shareholders and the market the guidances for 2014 and following years.

Our guidance  for launching volume in 2014, considering only Gafisa and Tenda operations, should be between R$2,1 - R$2,5 billion. Gafisa segment will be responsible for R$1,5 - R$1,7 bilhões and Tenda segment should reach R$600 - R$800 milhões.

With the completion of the sale of the stake in Alphaville, on December 9, 2013, Gafisa enters 2014 with a comfortable liquidity position and capital structure. As disclosed in the Material Fact, the relationship Net Debt/Equity, 3Q13 results and considering transaction proceeds, reaches 47,8%. Given this scenario, we expect to maintain our leverage level between 55% - 65% Net Debt/Equity.

Furthermore, the Company also provides guidance, an improvement in the relationship between launching volume and administrative expenses, Gafisa segment should reach 7.5% in 2014. Tenda segment has no guidance for 2014, but is expected to reach 7.0% in 2015.

The Company expects that the Return on Invested Capital (ROIC) in 3 years, should reach between 14% - 16% for both, Gafisa and Tenda segment.

Considering the aforementioned information, the perspectives and amounts presented, the guidance for 2014 is as follows:

Launches	Guidance (2014)
Consolidated Launches	R$2,1 – R$2,5 bi
# Gafisa Launches	R$1,5 – R$1,7bi
# Tenda Launches	R$600 – R$800mn
Leverage	Guidance (2014)
Consolidated Launches	55% - 65%
Adm. Expenses / Launching Volume	Guidance (2014)
Gafisa	7,5%
Tenda	Não aplicável
Adm. Expenses / Launching Volume	Guidance (2015)
Gafisa	7,5%
Tenda	7,0%
Return on Invested Capital (ROIC)	Guidance (3 years)
Gafisa	12%-14%
Tenda	12%-14%

It should also be pointed out that all the above mentioned premises are subject to change and involve risks and uncertainty that is beyond the Company’s control. Any changes in perception, or in the abovementioned circumstances, could mean that the results obtained differ materially from the forecasts (guidance). In that case, the guidance could be submitted to review.

São Paulo, December 18, 2013.

GAFISA S.A. André Bergstein Investor Relations Officer	CONSTRUTORA TENDA S.A. Rodrigo Osmo Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer